UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

5, Rue De Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The 2022 annual general meeting of shareholders (the “2022 Annual General Meeting”) of NeoGames S.A. (the “Company”) was held on June 15, 2022.

At the 2022 Annual General Meeting, the Company’s shareholders voted upon the following proposals:

1. Approve the Company’s revised annual accounts for the financial year ended December 31, 2019 (the 2019 Financial Statements), the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé) relating to the 2019 Financial Statements.

2. Approve the Company’s revised annual accounts for the financial year ended December 31, 2020 (the 2020 Financial Statements), the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé) relating to the 2020 Financial Statements.

3. Approve the Company’s annual accounts for the financial year ended December 31, 2021, the Company’s consolidated financial statements for the financial year ended December 31, 2021 (together, the 2021 Financial Statements), the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé) relating to the 2021 Financial Statements.

4. Approve allocation of the Company’s annual results for the financial year ended December 31, 2021.

5. Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2021.

6. Elect the following members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2022: Mr. Aharon Aran (Director); Mr. Mordechay (Moti) Malool (Malul) (Director); Mr. Barak Matalon (Director); Mr. Laurent Teitgen (Director); Mr. John E. Taylor, Jr. (Director and Chairman); and Ms. Lisbeth McNabb (Director).

7. Without prejudice to Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm’s (BDO) continued role as independent registered certified public accounting firm for the relevant period, acknowledge the resignation of BDO Audit S.A. as the statutory auditor (réviseur d’entreprises agréé) and ratification of the appointment of Atwell as Luxembourg statutory auditor (réviseur d’entreprises agréé) for the period ending at the general meeting approving the annual accounts for the financial year ended December 31, 2021.

8. Approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) and of BDO as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2022.

9. Approve the directors’ remuneration for the year ending December 31, 2022.

10. Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

Each proposal voted on at the 2022 Annual General Meeting, as further described in the Company’s Convening Notice and Proxy Statement related to the 2022 Annual General Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 3, 2022, was approved by the applicable required majority.

The contents of this report of foreign private issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-251103 and 333-264467).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: June 15 2022